





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69439

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RHCA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5065 Westheimer, Suite 604
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristy Johnson
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

6002 Rogerdale Road, Suite 300 (Address) Houston (City) Texas (State) 77072 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristy K. Johnson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RHCA Securities, LLC _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHANNON WILLIAM RAST
Notary Public, State of Texas
Comm. Expires 07-27-2021
Notary ID 131224520

_____
Signature

Chief Financial Officer/FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RHCA Securities, LLC

TABLE OF CONTENTS
DECEMBER 31, 2018



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Managers of
RHCA Securities, LLC
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RHCA Securities, LLC as of December 31, 2018, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RHCA Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RHCA Securities, LLC's management. Our responsibility is to express an opinion on RHCA Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RHCA Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. RHCA Securities, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of RHCA Securities, LLC's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.


Marcum LLP ▪ 6002 Rogerdale Road ▪ Suite 300 ▪ Houston, Texas 77072 ▪ **Phone** 281.223.5500 ▪ **Fax** 281.223.5501 ▪ **www.marcumllp.com**

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption), (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of RHCA Securities, LLC's financial statements. The supplemental information is the responsibility of RHCA Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

We have served as RHCA Securities, LLC's auditor since 2015.

Houston, Texas
March 14, 2019

RHCA Securities, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash	$	7,646
Accounts receivable		110,250
Prepaid expenses		8,300
Total assets	$	126,196

LIABILITIES AND MEMBER'S EQUITY

Total liabilities		-
Member's equity		126,196
Total liabilities and member's equity	$	126,196

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE		
Transaction fee	$	-
Total Revenue		-
EXPENSES		
Professional fees		60,800
General and administrative		12,321
Total Expenses		73,121
NET LOSS		(73,121)
MEMBER'S EQUITY		
Member's equity as of December 31, 2017		151,973
Member contributions		47,344
Member distributions		-
Member's equity as of December 31, 2018	$	126,196

The accompanying notes are an integral part of these financial statements.

RHCA Securities, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(73,121)
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in prepaid expenses		6,288
Decrease in accounts payable		(3,150)
Net cash used in operating activities		(69,983)

CASH FLOWS FROM FINANCING ACTIVITIES

Member contributions	47,344
Cash provided by financing activities	47,344

NET DECREASE IN CASH		(22,639)
Cash at beginning of year		30,285
Cash at end of year	$	7,646

SUPPLEMENTAL DISCLOSURES

Income taxes paid	$	-
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

RHCA Securities, LLC (the "Company') was formed as a Limited Liability Company in Texas in 2014. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's office is located in Houston, Texas. The Company is a wholly-owned subsidiary of Rock House Capital Advisors, LLC (the "Parent").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged to provide merger, acquisition, divestiture and advisory services to emerging growth and middle market companies. The Company will also provide assistance in raising debt and equity capital through the private placement of securities.

Revenue Recognition
Transaction fees resulting from investment banking activities are recorded at closing of the transaction. Subsequent contingent fees are recorded upon the occurrence of additional funding related to the original transaction and the income is reasonably determinable.

The Company adopted ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", on January 1, 2018, using the modified retrospective method applied to contracts that were not completed as of January 1, 2018. Topic 606 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. Under the modified retrospective method, prior period financial positions and results will not be adjusted. The cumulative effect adjustment recognized in the opening balances included no significant impact as a result of this adoption.

Cash
Cash, for purposes of the statement of cash flows, includes cash in a bank checking account.

Accounts Receivable
In the opinion of management, no material losses will be realized in the collection of receivables and, therefore, no allowance for doubtful receivables has been provided. The Company has recorded a receivable of $110,250 as of December 31, 2018 related to the transaction fee for a transaction completed in October 2016 as this is the amount that has been received so far from the customer. The Company is in dispute with the customer and believes that an additional $110,250 is due under the agreement. The Company has not recorded this amount as of December 31, 2018 and will record additional revenue for any additional amount received from the customer after the dispute has been resolved.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Cash, prepaid expenses and payables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's members' personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members of the parent. The Company is subject to state income tax. The Company has no provision for estimated Texas margin taxes for the year ended December 31, 2018.

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Subsequent Events

The Company has evaluated all transactions from December 31, 2018 through the financial statement issuance date for subsequent event disclosure consideration.

3.   LIQUIDITY

During the year ended December 31, 2018, the Company had a net loss of $73,121 and cash used in operating activities of $69,983. These factors raise substantial doubt about the Company's ability to continue to operate as a going concern for the 12 months following the issuance of these financial statements. The Company believes it has addressed its lack of liquidity through a commitment from its Parent to fund its operations through periodic capital contributions through March 15, 2020. During the year ended December 31, 2018, the Company received capital contributions totaling $47,344 to fund its operations. The Parent has the ability and has committed to continue to fund the Company's operations for the 12 months following the issuance of these financial statements.

As a result of the factors described above, the Company believes that it has sufficient funds available through capital contributions from its Parent to alleviate the substantial doubt noted above, and has concluded that it can continue to operate as a going concern for the 12 months following the issuance of these financial statements.

4.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $7,646 which was $2,646 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at December 31, 2018.

5.   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2018, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

6.   SIPC SUPPLEMENTAL REPORTING

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

7. **CONCENTRATION OF CREDIT RISK**

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

8. **CONTINGENCIES**

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

9. **RELATED PARTY TRANSACTIONS**

The Company pays the Parent a monthly common sharing cost allocation fee. For the year ended December 31, 2018, the Company incurred allocation fees from the Parent of $9,432, which was reflected in general and administrative expenses in the accompanying statement of operations and changes in member's equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

RHCA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
AS OF DECEMBER 31, 2018

NET CAPITAL				
Total member's equity qualified for net capital			$	126,196
Less nonallowable assets	$	118,550		
		118,550		
Other deductions / charges		-		118,550
Net capital			$	7,646
AGGREGATE INDEBTEDNESS			$	-
NET CAPITAL REQUIREMENT			$	5,000
Minimum dollar net capital requirement of reporting broker or dealer			$	5,000
Net capital in excess of required minimum			$	2,646
Excess net capital at 1000% (net capital less the greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement)			$	1,646
Ratio of aggregate indebtedness to net capital				0 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2018, and the corresponding unaudited Part IIA of the FOCUS Report / Form X-17A-5 filed by RHCA Securities, LLC.

RHCA Securities, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

RHCA Securities, LLC

SCHEDULE III
INFORMATION RELATED TO THE POSSESS OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company's transactions are limited, such that they do not carry securities for customers or perform custodial functions relating to customers securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

As of and for the year ended December 31, 2018, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Managers of
RHCA Securities, LLC
Houston, Texas

We have reviewed management's statements, included in the accompanying Exemption Report – Management Assertions Regarding RHCA Securities, LLC, in which (1) RHCA Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RHCA Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3- 3: (k)(2)(ii) (the "exemption provisions") and (2) RHCA Securities, LLC stated that RHCA Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RHCA Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RHCA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Houston, Texas
March 14, 2019



RHCA Securities' Exemption Report

RHCA Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. RHCA Securities, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2018.

2. RHCA Securities, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2018 to December 31, 2018, without exception.

RHCA Securities, LLC

I, Kristy Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Chief Financial Officer
Title

February 19, 2019